SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1.     English translation of letter dated November 30, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 30, 2017

Chairman of the ‘Comisión Nacional de Valores’

Lic. Marcos Ayerra

RE.: Call for the Ordinary General Shareholders’ Meeting summon for December 28, 2017

Dear Sirs:

I am writing you as Chairman of Telecom Argentina S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon an Ordinary General Shareholders’ Meeting to be held on December 28, 2017, on first call at 10.00 a.m., and at 11.00 a.m. on second call for the purpose of considering the approval of a Medium Term Note Program (“the Program”) for a total outstanding amount of Three Thousand Million American Dollars (US$ 3,000,000,000.-) or its equivalent in other currencies at any time under the Program and the delegation of powers into  the Board of Directors to determine and modify the terms and conditions of the Program within the maximum outstanding amount authorized by the Shareholders´ Meeting.

Sincerely,

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 1, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations